Management Discussion and Analysis

Forward-looking Statements

This document includes “forward-looking statements” that reflect our current expectations and views of future events. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and include but are not limited to, statements regarding our financial outlook, future guidance, product development, business strategy and plans, and market trends, opportunities and positioning. These statements are based on current expectations, assumptions, estimates, forecasts, projections and limited information available at the time they are made. Words such as “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” “shall,” "outlook," "on track," and variations of these terms or the negative of these terms and similar expressions are intended to identify these forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are subject to a broad variety of risks and uncertainties, both known and unknown. Any inaccuracy in our assumptions and estimates could affect the realization of the expectations or forecasts in these forward-looking statements. For example, our business could be impacted by the COVID-19 pandemic and supply chain disruptions due to the Russia/Ukraine conflict and actions taken in response to such events; the market for our products may develop more slowly than expected or than it has in the past; our operating results may fluctuate more than expected; there may be significant fluctuations in our results of operations and cash flows related to our revenue recognition or otherwise; a network or data security incident that allows unauthorized access to our network or data or our customers’ data could damage our reputation; we could experience interruptions or performance problems associated with our technology, including a service outage; and global economic conditions could deteriorate. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results or outcomes to differ materially from those contained in any forward-looking statements we may make. Moreover, we operate in a competitive and rapidly changing market, and new risks may emerge from time to time. You should not rely upon forward-looking statements as predictions of future events. These statements are based on our historical performance and on our current plans, estimates and projections in light of information currently available to us, and therefore you should not place undue reliance on them.

Although we believe that the expectations reflected in our statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances described in the forward-looking statements will be achieved or occur. Moreover, neither we, nor any other person, assumes responsibility for the accuracy and completeness of these statements. Recipients are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date such statements are made and should not be construed as statements of fact. Except to the extent required by federal securities laws, we undertake no obligation to update any information or any forward-looking statements as a result of new information, subsequent events, or any other circumstances after the date hereof, or to reflect the occurrence of unanticipated events. For a discussion of potential risks and uncertainties, please refer to the risk factors and cautionary statements in GLOBALFOUNDRIES’ Annual Report on Form 20-F for the year ended December 31, 2021, current reports on Form 6-K and other reports filed with the Securities and Exchange Commission (the “SEC”). Copies of our SEC filings are available on our Investor Relations website, investors.gf.com, or from the SEC website, www.sec.gov.
Overview
GLOBALFOUNDRIES Inc. (“We,” “GF,” or the “Company”) is one of the world’s leading semiconductor foundries. We manufacture complex, feature-rich integrated circuits(“ICs”) that enable billions of electronic devices that are pervasive throughout nearly every sector of the global economy. With our specialized foundry manufacturing processes, a library consisting of thousands of IP titles, and differentiated transistor and device technology, we serve a broad range of customers, including the global leaders in IC design, and provide optimized solutions for the function, performance and power requirements of critical applications driving key secular growth end markets.

The combination of our highly-differentiated technology and our scaled manufacturing footprint enables us to attract a large share of single-sourced products and long-term supply agreements, providing a high degree of revenue visibility and significant operating leverage, resulting in improved financial performance and bottom line growth. As of March 31, 2022, the aggregate lifetime revenue commitment reflected by these agreements amounted to $21 billion, including more than $10 billion during the period from 2022 through 2023 and more than $3.5 billion in advanced payments and capacity reservation fees. These agreements include binding, multi-year, reciprocal annual (and, in some cases, quarterly) minimum purchase and supply commitments with wafer pricing and associated mechanics outlined for the contract term. Through an intense focus on collaboration, we have built deep strategic partnerships with a broad base of more than 200 customers as of March 31, 2022, many of whom are the global leaders in their field.

Net Revenue

We generate the majority of our revenue from volume production and sales of semiconductor wafers, which are priced on a per-wafer basis for the applicable design. We also generate revenue from pre-fabrication services such as rendering of non-recurring engineering (“NRE”) services, mask production and post-fabrication services such as bump, test, and packaging. Pricing is typically agreed prior to production and then updated based on subsequent period negotiations.

We recognize a vast majority of our revenue upon shipment of finished wafers to our customers.

Cost of Revenue

Cost of revenue consists primarily of material expenses, depreciation and amortization, employee-related expenses, facility costs and costs of fixed assets, including maintenance and spare parts. Costs related to NRE services are also included within the cost of revenue.

Material expenses primarily include the costs of raw wafers, test wafers, photomasks, resists, process gases, process chemicals, other operating supplies and external service costs for wafer manufacturing. Depreciation and amortization charges primarily include the depreciation of clean room production equipment. We depreciate equipment on a straight-line basis over a two- to ten-year period and buildings on a straight-line basis over up to 26 years (or the remaining lease term of related land on which the buildings are erected, if shorter).

Operating Expenses

Our operating expenses consist of R&D and selling, general and administrative expenses. Personnel costs are the most significant component of our operating expenses and consist of salaries, benefits, bonuses, share-based compensation, and commissions.

Research and Development (“R&D”)

Our R&D efforts are focused on developing highly-differentiated process technologies and solutions. As part of our strategic repositioning, we shifted our R&D efforts to focus on technologies where we can deliver a highly-differentiated solution and discontinued our R&D-intensive single-digit node program. Our R&D expense includes personnel costs, materials costs, software license and intellectual property expenses, facility costs, supplies, professional and consulting fees, and depreciation on equipment used in R&D activities. Our development roadmap includes new platform investments, platform features and extensions, and investments in emerging technology capabilities and solutions. We expense R&D costs as incurred. We believe that continued investment in our technology portfolio is important for our future growth and acquisition of new customers. We expect our R&D expense as a percentage of revenue to moderately decline over time as revenue increases.

Selling, General and Administrative (“SG&A”)

SG&A expenses consist primarily of personnel-related costs, including sales commissions to independent sales representatives and professional fees, including the costs of accounting, audit, legal, regulatory and tax compliance. Additionally, costs related to advertising, trade shows, corporate marketing and allocated overhead costs are also included in SG&A expenses.

We expect our SG&A expenses as a percentage of net revenue to decrease over time as revenue increases. We anticipate that we will incur increased accounting, audit, legal, regulatory, compliance and director and officer insurance costs as well as investor and public relations expenses associated with operating as a public company.

Finance Expenses, net

Finance expenses consists primarily of interest on borrowings, amortization of debt issuance costs under our term loans, revolving credit facility, finance leases and the other credit facilities we maintain with various financial institutions, net of income related to financing activities.

Share of Profit from Joint Ventures

Share of profit from joint ventures relates to our portion of profit and loss in investments that we do not consolidate (See Note 14 in our audited consolidated financial statements included in the Company's Annual Report, Form 20-F for the year ended December 31, 2021).

Other Income (Expense), net

Other income (expense), net consists of one-time gains and losses and other miscellaneous income and expense items unrelated to our core operations.

Income Tax Benefit (Expense)

Income tax expense consists primarily of income taxes in certain foreign jurisdictions in which we conduct business, which mainly include Germany, Singapore and U.S. federal and state income taxes.

The following discussion covers items for and a comparison between the three months ended March 31, 2021 and 2022.

A. Results of Operations
The following table sets forth our consolidated statements of operations data for the periods indicated

	Three Months Ended March 31		Trailing 12 Months March 31
	2021	2022	2021-2022
Net revenue	$1,418	$1,940	$7,107
Cost of revenue	$1,319	$1,471	$5,724
Gross profit	$99	$469	$1,383
Research and development expenses	$103	$128	$503
Selling, general and administrative expenses	$91	$116	$620
Operating expenses	$194	$244	$1,123
Profit (loss) from operations	$(95)	$225	$260
Finance expenses, net	$(28)	$(28)	$(108)
Share of profit of joint ventures and associates	$1	$1	$4
Other income (expense), net	$6	$9	$(9)
Profit (loss) before income taxes	$(116)	$207	$147
Income tax expense	$(11)	$(29)	$(96)
Net income (loss) for the period	$(127)	$178	$51
Attributable to:
Shareholders of GLOBALFOUNDRIES INC.	$(126)	$179	$55
Non-controlling interest	$(1)	$(1)	$(4)
Net income (loss) for the period	$(127)	$178	$51

Comparison of Three Months Ended March 31, 2022 and 2021

Net Revenue

	Three Months Ended March 31
	2021	2022	Change	% Change

	(in millions)

Net revenue	$1,418	$1,940	$522	36.8%

Net revenue increased by $522 million, or 36.8%, for the three months ended March 31, 2022 compared to the three months ended March 31, 2021. The increase was primarily a result of higher wafer shipment volumes and average selling prices (“ASP”). For the three months ended March 31, 2022, wafer shipments were 625 thousand (300mm equivalent), a 14% increase from the prior year period. ASP per wafer increased 19% year over year, driven by ramping long-term customer agreements with better pricing, and improved product mix.

Cost of Revenue

	Three Months Ended March 31
	2021	2022	Change	% Change

	(in millions)

Cost of revenue	$1,319	$1,471	$152	11.5%
Gross margin	7.0%	24.2%		+1720bps

Cost of revenue increased by $152 million, or 11.5%, for the three months ended March 31, 2022, compared to the three months ended March 31, 2021. The increase in cost of revenue was driven by costs associated with a 14% increase in wafer shipments. The associated gross margin improvement for the three months ended March 31, 2022 was driven by 70% higher ASPs and 30% improved product mix and better fixed cost absorption.

Research and Development Expenses

	Three Months Ended March 31
	2021	2022	Change	Change %

	(in millions)

Research and development expenses	$103	$128	$25	24.3%
As a % of revenue	7.3%	6.6%

Research and development expenses increased $25 million or 24.3%, for the three months ended March 31, 2022 compared to the three months ended March 31, 2021. The period-over-period change was driven by increased employee annual incentive plan costs and share-based compensation of $15 million, and investments in developing new features.

Selling, General and Administrative Expenses

	Three Months Ended March 31
	2021	2022	Change	Change %

	(in millions)

Selling, general and administrative expenses	$91	$116	$25	27.5%
As a % of revenue	6.4%	6.0%

Selling, general and administrative expenses increased by $25 million, or 27.5%, for the three months ended March 31, 2022, compared to the three months ended March 31, 2022. The increase was primarily attributable to share-based compensation, which increased $26 million.

Share of profit of joint ventures

	Three Months Ended March 31
	2021	2022	Change	Change %

	(in millions)

Share of profit of joint ventures	$1	$1	$—	—%

Share of profit of joint ventures remained flat at $1 million for the three months ended March 31, 2022 compared to the three months ended March 31, 2021.

Other Income, net

	Three Months Ended March 31
	2021	2022	Change	Change %

	(in millions)

Other income, net	$6	$9	$3	50.0%

Other income, net increased by $3 million, or 50.0%, for the three months ended March 31, 2022 compared to the three months ended March 31, 2021. The increase was primarily driven by gains on tool sales.

Income tax expense

	Three Months Ended March 31
	2021	2022	Change	Change %

	(in millions)

Income tax expense	$(11)	$(29)	$(18)	NM

Income tax expense increased by $18 million for the three months ended March 31, 2022 compared to the three months ended March 31, 2021, primarily due to higher mix of income in jurisdictions with higher tax rates and additional withholding tax accrued in the United States.
B. Liquidity and Capital Resources

We have financed operations primarily through cash generated from our business operations, including prepayments under long term agreements, debt and government funding. As of December 31, 2021 and March 31, 2022, our principal source of liquidity was our cash balance of $2,939 million and $3,264 million, respectively. As of December 31, 2021 and March 31, 2022, we had an undrawn revolving credit facility of $1,000 million. In addition to our available revolvers, which were undrawn as of December 31, 2021, and March 31, 2022, we had $2,013 million and $2,111 million of debt outstanding as of December 31, 2021 and March 31, 2022, respectively, which was primarily comprised of multiple term loans in various currencies. Our future capital requirements will depend on many factors, including the rate of sales growth, capital expenditures for new facilities and potential acquisitions of companies or technologies. We may enter into acquisitions or strategic arrangements in the future which also could require us to seek additional equity or debt financing. As of March 31, 2022, we believe that our existing cash, cash equivalents, investments, credit under our revolving credit facility, and expected cash generated from operations are sufficient to meet our short-term and long-term capital requirements.
Cash Flows
The following table shows a summary of our cash flows for the periods presented:

	Three Months Ended March 31
	2021	2022

	(in millions)
Net cash provided by operating activities	$148	$845
Net cash used in investing activities	(257)	(639)
Net cash (used in) provided by financing activities	(162)	118
Effect of exchange rate changes on cash and cash equivalents	$(2)	$1
Net increase (decrease) in cash and cash equivalents	$(273)	$325

Operating Activities

Net cash provided by operating activities for the three months ended March 31, 2022 was $845 million, compared to $148 million for the three months ended March 31, 2021, reflecting a $697 million increase. The increase was primarily related to net income of $178 million, $408 million of depreciation and amortization of intangible assets and $53 million of share-based compensation expense. Favorable changes in working capital of $189 million included an increase in trade and other payables of $237 million, which was driven principally by customer prepayments for future wafer shipments. This increase was partially offset by a $64 million increase in inventories.
Investing Activities

Net cash used in investing activities was $639 million for the three months ended March 31, 2022, an increase of $382 million from a use of $257 million for the three months ended March 31, 2021. The period-over-period change was primarily attributable to capital expenditures of $643 million, an increase of $341 million from the prior period, principally associated with activities to expand capacity within certain of our fabrication facilities.
Financing Activities

Net cash provided by financing activities was $118 million for the three months ended March 31, 2022, compared to a use of $162 million for the three months ended March 31, 2021, a $280 million increase in cash provided by financing activities compared to the prior year. This increase was primarily due to $214 million of proceeds from borrowings, partially offset by the shareholder loan and debt repayments compared to the prior year.